SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For: August 3, 2015

BONSO ELECTRONICS

INTERNATIONAL INC.

(Translation of Registrant’s name into English)

Room 1404, 14F

Cheuk Nang Centre

9 Hillwood Road, Tsimshatsui, Hong Kong

(Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	X	Form 40-F

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No	X

Exhibits

99.1 Press Release dated August 3, 2015

Exhibit 99.1

Bonso Reports Sale of Industrial Land

HONG KONG, August 3, 2015 (Globe Newswire) -- Bonso Electronics International, Inc. (NASDAQ: BNSO) today announced the sale of part of its industrial land.

In July 2015, the Company entered into an agreement with a third party to sell part of the Company’s land use right in Xinxing, PRC for approximately $866,000 plus the taxes payable as result of the sale (estimated to be $200,000). The area of this land is approximately 24,000 square meters, representing 18% of the total land area of the Company’s Xinxing manufacturing facility. The resulting gain before tax is expected to be approximately $400,000 (or $0.07 per share). Under the sales agreement, the buyer paid approximately $244,000 and the balance of the purchase price will be paid over a two year term, with monthly installments of approximately $34,000 plus interest. The annual interest rate is 10.2%. The final installment will be paid in July 2017. Anthony So, Chairman stated, “I am pleased with the opportunity to generate a profit from the sale of part of our land use rights, which represents a good return on our initial investment in the land use rights without affecting our manufacturing capacity.”

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, health care products and pet electronics products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. Bonso is also beginning the process to redevelop the land upon which its Shenzhen factory was previously located. For further information, visit the company's web site at http://www.bonso.com.

This news release includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases as ``should,'' ``intends,'' ``is subject to,'' ``expects,'' ``will,'' ``continue,'' ``anticipate,'' ``estimated,'' ``projected,'' ``may,'' `` I or we believe,'' ``future prospects,'' “our strategy” or similar expressions. Forward-looking statements made in this press release, which relate to the positive impact resulting from the sale of certain land use rights involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update “forward-looking” statements.

For more information please contact:

Albert So

Chief Financial Officer and Secretary

Tel: 852 2605 5822

Fax: 852 2691 1724

SOURCE Bonso Electronics

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONSO ELECTRONICS INTERNATIONAL, INC.

(Registrant)

Date: August 3, 2015	By: /s/ Albert So
Albert So, Chief Financial Officer and Secretary

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